May 1, 2019

Roderick Wong
Chief Executive Officer
Health Sciences Acquisitions Corporation
412 West 15th Street
Floor 9
New York, NY 10011

       Re: Health Sciences Acquisitions Corporation
           Registration Statement on Form S-1
           Filed April 16, 2019
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 29, 2019
           File No. 333-230893

Dear Dr. Wong:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed April 16, 2019 and Form S-1/A filed April 29, 2019

General

1. We note your disclosure regarding certain provisions in your organizational documents that will identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including "derivative actions," subject to certain exceptions. Please disclose whether this provision applies to actions arising under the Securities Act or
       Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the
 Roderick Wong
Health Sciences Acquisitions Corporation
May 1, 2019
Page 2
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon,
Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Legal Branch
Chief, at (202) 551-3391 with any other questions.



                                                               Sincerely,
FirstName LastNameRoderick Wong
                                                      Division of Corporation
Finance
Comapany NameHealth Sciences Acquisitions Corporation
                                                      Office of Real Estate and
May 1, 2019 Page 2                                    Commodities
FirstName LastName